Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited First Quarter 2022 Financial Results

Hong Kong, May 31, 2022 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Total revenues were US$15.6 million, representing a decrease of 11.8% from US$17.7 million in the first quarter of 2021.
•	Gross profit was US$5.8 million, representing an increase of 5.5% from US$5.5 million in the first quarter of 2021.
•	Loss from operations was US$7.6 million, compared to a loss from operations of US$15.3 million in the first quarter of 2021.
•	Net loss was US$7.9 million, compared to a net loss of US$15.4 million in the first quarter of 2021.
•	Adjusted net loss (non-GAAP) was US$4.3 million, compared with an adjusted net loss of US$7.3 million in the first quarter of 2021.
•	Adjusted EBITDA (non-GAAP) was negative US$3.9 million, compared with negative US$6.7 million in the first quarter of 2021.

First Quarter 2022 Operational Highlights

•

Total data consumed in the first quarter through the Company’s platform was 42,049 terabytes (6,501 terabytes the Company procured and 35,548 terabytes our business partners procured), representing an increase of 15.0% from 36,549 terabytes in the first quarter of 2021.

•

Average daily active terminals in the first quarter were 273,870 (1,430 owned by the Company and 272,440 owned by our business partners), representing an increase of 33.5% from 205,082 in the first quarter of 2021. 69.5% of daily active terminals was from uCloudlink 2.0 local data connectivity services and 30.5% of daily active terminals was from uCloudlink 1.0 international data connectivity services during the first quarter of 2022. Average daily data usage per terminal was 1.74 GB in March 2022.

•

As of March 31, 2022, we had served 2,240 business partners in 56 countries and regions. We had 184 patents with 110 approved and 74 pending approval, while our pool of SIM cards was from 305 MNOs globally as of March 31, 2022.

Executive Commentary

“Despite the negative impact of local COVID-19 resurgences and subsequent lockdowns in certain cities in China, including where our main manufacturers are based, which has impacted our revenues from sales of products, we still recorded a total revenue of $15.6 million during the first quarter of 2022, which was in line with our projections. Our gross profit from service-related business improved significantly, primarily attributable to the increased revenue contribution across all of our service-related business lines, including international and local data connectivity services and PaaS and SaaS services. Our number of average daily active terminals has experienced notable growth in the first quarter of 2022 compared to the same period of 2021, which is a testament to the market resilience and the demand for our reliable, high-quality and innovative data connectivity services. At the same time, we have promoted more innovative 5G products to meet the flourishing market demand for faster and better data connectivity service. During the first quarter of 2022, we have stayed vigilant in seizing new opportunities in the field of Internet of Things (“IoT”). Our innovative IoT solutions have been well-received in multiple existing markets, bringing additional value to our customers by reducing operating costs and improving data connectivity experience for them. We plan to carry on our ongoing business strategy to consciously shift our business focus to the development of PaaS and SaaS platform centric service and ecosystem, as we are confident in our market potentials and future prospects of long-term substantial growth for UCLOUDLINK,” said Chaohui Chen, Director and CEO of UCLOUDLINK.

Yimeng Shi, Chief Financial Officer of UCLOUDLINK, stated, “In the first quarter of 2022, our service gross margin was significantly improved to 49.0%, compared to that of 35.9% in the same period of 2021. Revenues from services were US$9.8 million, representing an increase of 17.2% from US$8.4 million in the same period of 2021, as a result of the increased revenues from international and local data connectivity services as well as PaaS and SaaS services. We had further streamlined our business operation including optimizing labor costs, and our total operating expenses were decreased to US$10.1 million in the first quarter of 2022, compared to US$18.1 million in the same period of 2021. We believe we are well-positioned financially and operationally to continue to deploy our growth strategy in the year of 2022.”

First Quarter 2022 Financial Results

Revenues

Total Revenues were US$15.6 million, representing a decrease of 11.8% from US$17.7 million in the same period of 2021.

•

Revenues from services were US$9.8 million, representing an increase of 17.2% from US$8.4 million in the same period of 2021. This increase was primarily attributable to the increase in revenues from local data connectivity services.

•

Revenues from data connectivity services were US$7.2 million, representing an increase of 19.1% from US$6.1 million in the same period of 2021. This increase was primarily attributable to the increase in revenues from local data connectivity services from US$0.6 million in the first quarter of 2021 to US$1.6 million in the first quarter of 2022, and the increase in revenues from international data connectivity services from US$5.5 million in the first quarter of 2021 to US$5.6 million in the first quarter of 2022. This increase in revenues from local data connectivity services was mainly due to our continuous development in Southeast Asia, North America and Japan.

•

Revenues from PaaS and SaaS services were US$2.5 million, representing an increase of 7.8% from US$2.3 million in the same period of 2021. This increase was primarily attributable to the expansion in the number of our business partners that use our PaaS and SaaS services to provide local data connectivity services.

•

Revenues from sales of products were US$5.8 million, representing a decrease of 37.9% from US$9.3 million in the same period of 2021, primarily due to the continuous negative impacts of the COVID-19 pandemic.

•	Geographic Distribution

During the first quarter of 2022, as a percentage of our total revenues, Japan contributed 40.2%, Mainland China contributed 3.9% and other countries and regions contributed the remaining 55.9%, compared with 57.6%, 5.7% and 36.7% contributed by Japan, Mainland China and other countries and regions, respectively, in the first quarter of 2021.

Cost of Revenues

Cost of revenues was US$9.8 million, representing a decrease of 19.6% from US$12.2 million in the same period of 2021. The decrease was mainly attributable to the decline in revenues from sales of products.

•	Cost of services was US$5.0 million, representing a decrease of 6.7% from US$5.4 million in the same period of 2021.
•	Cost of products sold was US$4.8 million, representing a decrease of 29.8% from US$6.8 million in the same period of 2021.

Gross Profit

Overall gross profit was US$5.8 million, or 37.4% overall gross margin, compared to US$5.5 million, or 31.3% in the same period of 2021.

Our gross profit on services was US$4.8 million, or 49.0% gross margin related to services, compared to US$3.0 million, or 35.9% in the same period of 2021.

Our gross profit on sales of products was US$1.0 million, or 17.6% gross margin related to sales of products, compared to US$2.5 million, or 27.0% in the same period of 2021.

Operating Expenses

Total operating expenses were US$10.1 million, compared to US$18.1 million in the same period of 2021.

•

Research and development expenses were US$2.7 million, representing a decrease of 29.4% from US$3.8 million in the same period of 2021. The decrease was primarily due to a decrease of US$0.6 million in professional service fees, a decrease of US$0.2 million in staff costs related to cost control measures and a decrease of US$0.2 million in share-based compensation expenses.

•

Sales and marketing expenses were US$2.8 million, representing a decrease of 19.0% from US$3.4 million in the same period of 2021. The decrease was primarily due to a decrease of US$0.4 million in staff costs related to cost control measures and a decrease of US$0.3 million in share-based compensation expenses.

•

General and administrative expenses were US$4.6 million, representing a decrease of 58.2% from US$10.9 million in the same period of 2021. The decrease was primarily due to a decrease of US$4.4 million in share-based compensation expenses, a decrease of US$1.4 million in professional service fees and a decrease of US$0.7 million in staff costs related to cost control measures.

Loss from Operations

Loss from operations was US$7.6 million, compared with loss from operations of US$15.3 million in the same period of 2021.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was negative US$3.9 million, compared to negative US$6.7 million in the same period of 2021.

Net Interest Expenses

Net interest expenses were US$0.2 million, compared to US$0.04 million in the same period of 2021.

Net Loss

Net loss was US$7.9 million, compared with net loss of US$15.4 million in the same period of 2021.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$4.3 million, compared with an adjusted net loss US$7.3 million in the same period of 2021.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.27 in the first quarter of 2022, and basic and diluted loss per ADS was US$0.54 in the same period of 2021.

Cash and Cash Equivalents, Restricted Cash and Short-Term Deposits

As of March 31, 2022, the Company had cash and cash equivalents and short-term deposits of US$11.2 million, compared to US$8.1 million as of December 31, 2021. The increase was primarily attributable to proceeds of US$4.7 million from issuance of convertible debenture and proceeds of US$4.5 million from bank borrowings, partly offset by outflow of US$4.4 million for operations and repayments of US$1.5 million for bank borrowings.

Capital Expenditures (“CAPEX”)

CAPEX was US$6 thousand compared to US$0.1 million in the same period of 2021.

Business Outlook

For the second quarter of 2022, UCLOUDLINK expects total revenues to be between US$16.5 million and US$17.5 million, representing a decrease of 8.9% to 14.1% from the same period of 2021.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, particularly in light of the potential impact of COVID-19. The global outbreak of COVID-19, which had a severe and negative impact on the global economy since the first quarter of 2020, presents continuous and various global risks with the full impact of the outbreak continuing to evolve. We will carefully monitor COVID-19 related factors such as the vaccines roll-out, the impact of which is difficult to analyze and predict, and subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net loss and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net loss is defined as net loss excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net loss excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Tuesday, May 31, 2022 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free):	0-800-279-9489
UK (Local Toll):	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until June 7, 2022 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	9821674

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Jillian Zeng
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
The Equity Group Inc.
Alice Zhang, Investor Relations Analyst
Tel: +1-212-836-9610
E-mail: azhang@equityny.com

In China:
Lucy Ma, Associate
Tel: +86 10 5661 7012
E-mail: lma@equityny.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of March 31,
	2021	2022
ASSETS
Current assets
Cash and cash equivalents	7,868	11,010
Short-term deposit	196	196
Accounts receivable, net	14,923	14,820
Inventories	6,133	5,072
Prepayments and other current assets	6,225	5,442
Other investments	12,587	12,766
Amounts due from related parties	1,153	861
Total current assets	49,085	50,167
Non-current assets
Prepayments	1,310	1,115
Long-term investments	1,867	1,888
Other investments	12,058	8,971
Property and equipment, net	1,796	1,529
Intangible assets, net	1,009	974
Total non-current assets	18,040	14,477
TOTAL ASSETS	67,125	64,644

LIABILITIES
Current liabilities
Short term borrowings	3,177	6,160
Accrued expenses and other liabilities	27,580	27,434
Accounts payable	12,986	9,972
Amounts due to related parties	1,453	1,344
Contract liabilities	1,575	1,586
Convertible promissory notes	-	4,174
Financial derivative instrument	-	672
Total current liabilities	46,771	51,342
Non-current liabilities
Other non-current liabilities	262	248
Total non-current liabilities	262	248
TOTAL LIABILITIES	47,033	51,590

SHAREHOLDERS’ EQUITY
Class A ordinary shares	8	8
Class B ordinary shares	6	6
Additional paid-in capital	230,048	230,973
Accumulated other comprehensive loss	(446)	(494)
Accumulated losses	(209,524)	(217,439)
TOTAL SHAREHOLDERS’ EQUITY	20,092	13,054
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,125	64,644

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of US$, except for share and per share data)

	For the three months ended
	March 31, 2021	March 31, 2022
Revenues	17,694	15,613
Revenues from services	8,383	9,827
Sales of products	9,311	5,786
Cost of revenues	(12,163)	(9,778)
Cost of services	(5,370)	(5,011)
Cost of products sold	(6,793)	(4,767)
Gross profit	5,531	5,835
Research and development expenses	(3,799)	(2,682)
Sales and marketing expenses	(3,441)	(2,787)
General and administrative expenses	(10,948)	(4,580)
Other expense, net	(2,664)	(3,336)
Loss from operations	(15,321)	(7,550)
Interest income	4	3
Interest expenses	(39)	(162)
Amortization of beneficial conversion feature	-	(219)
Loss before income tax	(15,356)	(7,928)
Income tax expenses	-	(1)
Share of profit in equity method investment, net of tax	-	14
Net loss	(15,356)	(7,915)
Attributable to:
Equity holders of the Company	(15,356)	(7,915)

Loss per share for Class A and Class B ordinary shares
Basic	(0.05)	(0.03)
Diluted	(0.05)	(0.03)

Loss per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.54)	(0.27)
Diluted	(0.54)	(0.27)

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	282,716,985	289,158,353
Diluted	282,716,985	289,158,353

Net loss	(15,356)	(7,915)
Other comprehensive loss, net of tax
Foreign currency translation adjustment	715	(48)
Total comprehensive loss	(14,641)	(7,963)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended
	March 31, 2021	March 31, 2022
Net cash used in operating activities	(6,708)	(4,438)
Net cash (used in)/generated from investing activities	(285)	7
Net cash generated from financing activities	1,896	7,721
(Decrease)/increase in cash, cash equivalents and restricted cash	(5,097)	3,290
Cash, cash equivalents at beginning of the period	30,226	7,868
Effect of exchange rates on cash, cash equivalents	(414)	(148)
Cash, cash equivalents at end of the period	24,715	11,010

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended
	March 31, 2021	March 31, 2022
Reconciliation of Net Loss to Adjusted Net Loss
Net loss	(15,356)	(7,915)
Add: share-based compensation	5,547	700
fair value loss in other investments	2,524	2,909
Less: share of profit in equity method investment, net of tax	-	(14)
Adjusted net loss	(7,285)	(4,320)

	For the three months ended
	March 31, 2021	March 31, 2022
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	(15,356)	(7,915)
Add:
Interest expense	39	162
Income tax expenses	-	1
Depreciation and amortization	576	294
EBITDA	(14,741)	(7,458)
Add: share-based compensation	5,547	700
fair value loss in other investments	2,524	2,909
Less: share of profit in equity method investment, net of tax	-	(14)
Adjusted EBITDA	(6,670)	(3,863)